UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1188 West Georgia Street, Suite 1830

Vancouver, BC V6E 4A2

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: May 28, 2024	By:	/s/ Andrew Gubbels
	Name:	Andrew Gubbels
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 28, 2024
99.2	Press Release dated May 28, 2024